UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                          SCHEDULE 13D
          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (Amendment No. 4)

First of Michigan Capital Corporation
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

320862 10 5
(CUSIP Number)

Mr. Albert G. Lowenthal
c/o Fahnestock & Co. Inc.
110 Wall Street
New York, New York 10005
(212) 668-8000

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 31, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-
1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


CUSIP No. 320862 10 5

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fahnestock & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER	OF A GROUP
(a)__ (b)x

3	SEC USE ONLY

4	SOURCE OF FUNDS	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) __

6	CITIZENSHIP OR PLACE OF ORGANIZATION	New York

7	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,510,386 Shares

8	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
CERTAIN SHARES __

9	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
100%

10	TYPE OF REPORTING PERSON   	CO

CUSIP No. 320862 10 5

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Fahnestock Viner Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER	OF A GROUP
(a) __	(b)x

3	SEC USE ONLY

4	SOURCE OF FUNDS	  AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) __

6	CITIZENSHIP OR PLACE OF ORGANIZATION	   Ontario

7	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,510,386 Shares

8	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
CERTAIN SHARES __

9	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
100%

10	TYPE OF REPORTING PERSON	CO

CUSIP No. 320862 10 5

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Albert G. Lowenthal

2	CHECK THE APPROPRIATE BOX IF A MEMBER 	(a)
OF A GROUP	(b)x

3 	SEC USE ONLY

4	SOURCE OF FUNDS								   AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) __

6	CITIZENSHIP OR PLACE OF ORGANIZATION		  United States

7	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,510,386 Shares

8	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
CERTAIN SHARES __

9	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
100%

10	TYPE OF REPORTING PERSON							   IN

This Amendment No. 4 amends and supplements the Statement on Schedule 13D, as amended to date (the "Schedule 13D"), previously filed by the Reporting Persons (as defined below), included as part of the Schedule 14D-1, as amended to date (the "Schedule 14D-1"), previously filed by Fahnestock Viner Holdings Inc., an Ontario corporation ("Holdings"), Fahnestock & Co. Inc., a New York corporation ("Fahnestock"), and FMCC Acquisition Corp., a Delaware corporation (the "Purchaser"). The
Schedule 13D relates to the common stock, par value $.10 per share, of First of Michigan Capital Corporation, a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the respective meanings therefor set forth in the Schedule 13D. Because the Schedule 13D was included as part of the Schedule 14D-1, the item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.


1. Each of "Item 3. Past Contracts, Transactions or
Negotiations with the Subject Company", "Item 4. Source and Amount of Funds or Other Consideration", "Item 6. Interest in Securities of the Subject Company", "Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities" and "Item 10. Additional Information" is hereby supplemented and amended by adding at the end thereof the following information:

As the owner of more than 90% of the outstanding Shares of the Company, Purchaser consummated a back-end "short-form" merger of Purchaser with and into the Company on July 31, 1997. Holders of Shares of the Company who did not tender their Shares in the Offer will receive the merger consideration of US$15.00 net per Share or may exercise statutory appraisal rights. Notice of the merger will be sent to the remaining shareholders instructing them on the procedure to deliver their certificates formerly representing Shares of the Company for the merger consideration and informing them of their statutory appraisal rights. Purchaser obtained funds required to pay the merger consideration from Fahnestock through a capital contribution.

Following the merger, Purchaser ceased to exist and accordingly is not included as a Reporting Person for purposes of this Schedule 13D.

2. "Item 11. Material to be Filed as Exhibits" is hereby supplemented and amended by adding at the end thereof the following information:

(a)(12) --Press Release issued by Holdings and the
            Company on July 31, 1997.


3.	Lowenthal specifically disclaims any beneficial
ownership of the Shares pursuant to Rule 13d-4.


4. For purposes of the Schedule 13D only, Lowenthal is included as a "Reporting Person", together with Holdings and Fahnestock.


5	 Except as specifically provided herein, this
Amendment does not modify any of the information previously reported on the Schedule 13D.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 6, 1997


FAHNESTOCK VINER HOLDINGS INC.

By: /s/ Albert G. Lowenthal
    Name: Albert G. Lowenthal
    Title:  Chairman

FAHNESTOCK & CO. INC.

By: /s/ Albert G. Lowenthal
    Name:  Albert G. Lowenthal
    Title:  Chairman


/s/ Albert G. Lowenthal
Name:  Albert G. Lowenthal


EXHIBIT INDEX
Exhibit
Number     Description of Exhibit                                      Page

(a)(1)     -Offer to Purchase dated June 11, 1997.                        *
(a)(2)     -Letter of Transmittal.                                        *
(a)(3)     -Notice of Guaranteed Delivery.                                *
(a)(4)     -Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees.                                 *
(a)(5)     -Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees.                    *
(a)(6)     -Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.                                *
(a)(7)     -Press Release issued by Holdings and the Company
            on June 12, 1997.                                             *
(a)(8)     -Press Release issued by Holdings and the Company
            on June 18, 1997.                                             *
(a)(9)     -Supplement relating to the Offer to Purchase, dated
            July 1, 1997.                                                 *
(a)(10)    -Press Release issued by Holdings and the Company on
            July 1, 1997.                                                 *
(a)(11)    -Press Release issued by Holdings and the Company on
            July 17, 1997.                                                *
(a)(12)    -Press Release issued by Holdings and the Company
            on July 31, 1997.                                             9
(b)        -None.
(c)(1)     -Securities Purchase Agreement dated June 11, 1997, between
            1888 Limited Partnership ("1888"), DST Systems Inc.
            ("DST" and together with 1888, the "Sellers") and Purchaser.  *
(c)(2)     -Sellers Escrow Agreement, dated June 11, 1997, among the
            Sellers, The Bank of New York, as escrow agent (the
            "Escrow Agent") and Purchaser.                                *
(c)(3)      -Tender Offer Agreement dated June 11, 1997, among the
             Sellers, the Company and FMCC Acquisition Corp.              *
(c)(4)      -Tender Escrow Agreement dated June 11, 1997, among
             Sellers, the Company, Purchaser and the Escrow Agent.        *
(c)(5)      -Memorandum of Understanding dated June 11, 1997.             *
(c)(6)      -Letter Agreement, dated June 17, 1997, among the Sellers, the Company and Purchaser, relating to the Tender Offer
             Agreement.                                                   *
(c)(7)      -Confidential Disclosure and Standstill Agreement
             dated June 6, 1997 between the Company and Holdings.         *
(c)(8)      -Letter, dated June 25, 1997, to the Company from Purchaser designating individuals to be elected to the Board
             of Directors of the Company.                                 *
(c)(9)     -Letter, dated June 25, 1997, to the Sellers from Purchaser designating individuals to be elected to the Board
             of Directors of the Company.                                 *
(c)(10)     -Letter Agreement, dated July 15, 1997, between Sellers and
             Purchaser, receipt of which was acknowledged by the
             Escrow Agent and the Depositary.                             *
(c)(11)     -Letter Agreement, dated July 15, 1997, among Sellers,
             Purchaser, the Escrow Agent and the Depositary.              *
(d)         -None
(e)         -Not applicable
(f)         -None

*	Previously filed